A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

June 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Rectitude Holdings Ltd Registration Statement on Form F-1, as amended File No. 333-276517

Ladies and Gentlemen:

A.G.P./Alliance Global Partners (“A.G.P.”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form F-1, as amended (No. 333-276517) (the “Registration Statement”), hereby concurs in the request by Rectitude Holdings Ltd that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time, June 20, 2024, or as soon as practicable thereafter pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. A.G.P. affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

A.G.P./Alliance Global Partners.

By:	/s/ Thomas Higgins
Thomas Higgins
Managing Director